FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-37723

Enersis Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS CHILE ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON JUNE 30, 2016

▪        On March 1, 2016, Enersis Chile S.A. was legally established following the Shareholders’ Meeting of Enersis S.A. which approved the division of Enersis S.A. into Enersis Chile and Enersis Américas. As a result, the financial information contained in this Report only corresponds to the period of March to June, 2016.

▪

•         Enersis Chile’s EBITDA was Ch$ 240,958 million, mainly explained by the positive generation performance during the period.

•         The generation business recorded an EBITDA of Ch$ 190,236 million.

•         The distribution business recorded an EBITDA of Ch$ 60,036 million.

•         Net Income attributable to Enersis Chile’s shareholders reached Ch$ 110,045 million.

•         The Company’s distribution customer base grew to more than 1.8 million clients, representing an increase of more than 40,000 more clients than in June, 2015. At the same time, physical sales within our concession area reached 5,320 GWh.

•         In the generation business, net energy generation reached 5,989 GWh, showing a balance between hydro and thermal power generation. Additionally, physical sales reached 8,208 GWh.

ECONOMIC – FINANCIAL SUMMARY

➢  The Company’s operating results reached Ch$ 184.835 million.

➢  The net financial result registered a net income of Ch$ 3,138 million, mainly explained by positive exchange rate differences.

➢  Income before taxes was Ch$ 192,252 million.

➢  Corporate taxes accrued by the Company reached Ch$ 30,208 million.

• 1 •

FINANCIAL SUMMARY

➢  The available liquidity of Enersis Chile can be broken down into the following factors:

•     Cash and cash equivalents                                                    US$ 281 million

•     Cash and cash equivalents + 90-day cash investments   US$ 281 million

•     Available committed lines of credit                                        US$ 312 million

•     Available uncommitted lines of credit                                               US$ 124 million

The nominal average interest rate of Enersis Chile up to June, 2016 was 6.1%.

Hedging and protection:

In order to mitigate market financial risks associated with exchange rate variations, Enersis Chile has established policies and procedures to hedge its financial statements against the volatility of such variations.

Enersis Chile’s exchange rate risk hedging policy states that there must be a balance between the indexation currency in which the cash flows are generated by each company and the currency that the debt is denominated in. Therefore, we have cross currency swaps valued at US $787 million and forwards valued at US $148 million.

RELEVANT INFORMATION FOR THE ANALYSIS OF THE CURRENT FINANCIAL STATEMENTS

On December 18, 2015, the Extraordinary Shareholders Meeting of Enersis S.A. approved the division of the company, subject to compliance with conditions precedent. As a result of the division of Enersis S.A, a new corporation named Enersis Chile S.A. was established and was assigned the Chilean shareholding stake and assets and liabilities associated with Enersis S.A.

On 1 March, 2016, having met the conditions precedent, the Enersis S.A division  was carried out and Enersis Chile S.A. was created.

The Consolidated Financial Statements of Enersis Chile as of June 30, 2016, have been issued in compliance with Resolution No. 3351 of the Superintendence of Securities and Insurance (SVS), dated February 5, 2016, within the framework of the corporate reorganization process and registration that the company carried out before the regulatory entity.

• 2 •

For more information please see Note 2.1 of the Financial Statements of Enersis Chile S.A. as of June 30, 2016.

The following tables show Enersis Chile S.A. management figures until June 30, 2016.

• 3 •

Generation Business

Company	Markets	Energy Sales
	in which	(GWh)
	operates	Jun-16

Endesa Chile (1)	SIC & SING Chile	8,208
Total		8,208

(1) includes Endesa Chile and its generation subsidiaries in Chile.

Distribution Business

	Energy Sales	Energy Losses	Clients	Clients / Employees
Company	(GWh) ( * )	(%)	(thousand)
	Jun-16	Jun-16	Jun-16	Jun-16

Chilectra	5,320	5.2%	1,800	2,683

Total	5,320	5.2%	1,800	2,683

(*) Includes final customer sales and tolls.

• 4 •

The following table shows income from energy sale revenues broken down by business line and client category as of June 30, for Endesa Chile and Chilectra Chile.

Energy Sales Revenues
Generation and Distribution
(Figures in million Ch$)

Country	Chile		Total Segments
	Jun-16	Jun-15	Jun-16	Jun-15

Energy Sales Revenues

Generation	394,969	-	394,969	-
Regulated customers	264,433	-	264,433	-
Non regulated customers	83,488	-	83,488	-
Spot Market	42,542	-	42,542	-
Other Clients	4,506	-	4,506	-

Distribution	395,526	-	395,526	-
Residential	18,767	-	18,767	-
Commercial	192,773	-	192,773	-
Industrial	118,205	-	118,205	-
Other	65,781	-	65,781	-

Energy Sales Revenues	790,495	0	790,495	0

variation in million Ch$ and %.	200,001	200,001		200,001

I.- ANÁLYSIS OF FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to the controlling shareholders of Enersis Chile as of June 30, 2016, was Ch$ 110,045.

Below we present information for each item of our Income Statement for the period between March 1, 2016 and June 30, 2016:

• 5 •

CONSOLIDATED INCOME STATEMENT (million Ch$)	Jun-16

Revenues	875,938
Sales	871,340
Other operating income	4,598
Procurements and Services	(552,609)
Energy purchases	(317,778)
Fuel consumption	(129,139)
Transportation expenses	(73,725)
Other variable costs	(31,967)
Contribution Margin	323,329
Personnel costs	(45,905)
Other fixed operating expenses	(41,844)
Gross Operating Income (EBITDA)	240,958
Depreciation and amortization	(53,863)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(2,260)
Operating Income	184,835
Net Financial Income	3,138
Financial income	7,599
Financial costs	(20,573)
Gain (Loss) for indexed assets and liabilities	360
Foreign currency exchange differences, net	15,752
Other Non Operating Income	4,279
Net Income From Sale of Assets	114
Share of profit (loss) of associates accounted for using the equity method	4,165
Net Income Before Taxes	192,252
Income Tax	(30,208)
NET INCOME	162,044
Net Income attributable to owners of parent	110,045
Net income attributable to non-controlling interest	51,999

Earning per share (Ch$ /share)	2.24

(*) As of June 30, 2016 and 2015 the average number of paid and subscribed shares were 49,092,772,762

Operating Income:

Operating income and costs broken down by each business line for the period between March 1, 2016 and June 30, 2016 are shown below:

• 6 •

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission	Distribution	Adjustments	Total
	Jun-16	Jun-16	Jun-16	Jun-16

Operating Revenues	580,581	440,781	(145,424)	875,938
Operating Costs	(434,694)	(393,001)	136,592	(691,103)
Operating Income	145,887	47,780	(8,832)	184,835

Operating income of Enersis Chile reached Ch$ 184,835 million as of June 30, 2016.

Operating income for the generation and transmission business in Chile reached Ch$ 145,887 and physical sales reached 8,208 GWh.

Operating income for the distribution activities of Chilectra Chile was Ch$ 47,780 million as of June 30, 2016. Physical sales were 5,320 GWh.

Below we present the breakdown of income and costs for the 4-month period as of June 2016:

• 7 •

	6/1/2016
	Generation	Distribution	Eliminations and others	Total
Consolidated Income Statement	M$	M$	M$	M$
Revenues	580,580,787	440,780,570	(145,423,770)	875,937,587
Operating Revenues	577,238,235	439,629,985	(145,528,394)	871,339,826
Energy sales	524,910,421	396,133,972	(130,549,148)	790,495,245
Other Sales	25,479,943	1,797,440	3,647,954	30,925,337
Other Operating Income	26,847,871	41,698,573	(18,627,200)	49,919,244
Other Revenues	3,342,552	1,150,585	104,624	4,597,761

Procurements and Services	(348,457,396)	(351,767,664)	147,616,903	(552,608,157)
Energy purchases	(127,481,202)	(321,390,083)	131,093,491	(317,777,794)
Fuel consumption	(129,138,794)	-	-	(129,138,794)
Transportation expenses	(76,535,415)	(16,961,036)	19,771,226	(73,725,225)
Other variable costs	(15,301,985)	(13,416,545)	(3,247,814)	(31,966,344)

Contribution Margin	232,123,391	89,012,906	2,193,133	323,329,430

Other work performed and capitalized	3,142,316	2,235,206	-	5,377,522
Employee benefit costs	(21,355,268)	(12,408,130)	(12,141,148)	(45,904,546)
Other expenses by nature	(23,674,650)	(18,803,573)	634,439	(41,843,784)

Gross Operating Income (EBITDA)	190,235,789	60,036,409	(9,313,576)	240,958,622

Depreciation and amortization	(44,349,222)	(9,996,150)	482,050	(53,863,322)
Reversal of impairment profit (impairment loss) recognized in profit or loss	-	(2,260,389)	-	(2,260,389)

Operating Income (EBIT)	145,886,567	47,779,870	(8,831,526)	184,834,911

Non-operating results for the period ended on June 30, 2016 are shown below:

• 8 •

FINANCIAL RESULT
(Figures in million Ch$)

CONSOLIDATED INCOME STATEMENT (million Ch$)	Jun-16
Net Financial Income	3,138
Financial Income	7,599
Financial Costs	(20,573)
Gain (Loss) for indexed assets and liabilities	360
Foreign currency exchange differences, net	15,752
Other Non Operating Income	4,279
Net Income From Sale of Assets	114
Share of profit (loss) of associates accounted for using the equity method	4,165
-
Net Income Before Taxes	192,252
Income Tax	(30,208)
Net Income	162,044

Financial results

Financial results reached Ch$ 3,138 million, mainly explained by:

Financial income of CH$ 7,599 corresponding to revenues from cash investments and other financial instruments of Ch$ 1,598 and other financial revenues of Ch$ 6,001 million, mainly revenues from interest in arrears and from refinancing and agreements.

Financial expenses of Ch$ 20,573 million corresponding to Endesa Chile due to its financial debt.

Expenses for inflation adjustments of Ch$ 360 million for possession of assets and financial liabilities registered in U.F.

Exchange Rate Differences of Ch$ 15,752, mainly due to a decrease in the exchange rate between March 1, 2016 and June 30, 2016 ($694.17 versus $661.37 per dollar) affecting assets and liabilities held in foreign currencies.

Results of companies using the equity accounting method

Results of companies accounted for with the equity method reached Ch$ 4,164 million mainly from Electrogas of Ch$ 1,943 million, GNL Quinteros of Ch$ 1,293 million and GNL Chile of Ch$ 1,405 million, partially offset by weaker results from HidroAysén of Ch$ 726 million.

Corporate taxes

• 9 •

The Corporate Income Tax shows a value of Ch$ 30,208 million, due to a higher taxable base as a result of improved financial results during the period in question.

ANALYSIS OF FINANCIAL SITUATION STATEMENTS

Assets (million Ch$)	Jun-16

Current Assets	812,267
Non Current Assets	4,516,776

Total Assets	5,329,043

The Company’s total assets as of June 30, were Ch$ 5,329,043 and are made up as follows:

     Currents assets reached Ch$ 812,267 million and can be broken down as follows:

      Cash and cash equivalents of Ch$ 185,982 million, corresponding to Ch$ 19 million cash, bank balances of Ch$ 21,648 million, time deposits of Ch$ 27,636 and other cash and cash equivalents of Ch$ 136,679 million, mainly due to purchase agreements with repurchase clause.

      Commercial accounts receivable and other current accounts receivable of Ch$ 521,833 million, corresponding mainly to billed and unbilled revenues from Chilectra Chile of Ch$ 196,573 million and the subsidiary Endesa Chile of Ch$ 318,816 million.

      Accounts receivable from current related entities of Ch$ 24,617 million, comprised of current mercantile account to GNL Chile of Ch$ 8,274 million and other services of Ch$ 3,001 million to Enersis Americas, dividends receivable from Electrogas of CH$ 1,807 and other general services of Ch$ 11,535 million (see detail on Note N°9 of Financial Statements)

      Assets from current taxes of $26,907 million, represented by monthly provisional payments of Ch$ 25,841 million and others of Ch$ 1,066 million.

      Inventory of Ch$ 34,907 million represented by production supplies of Ch$ 10,070 million, spare parts and other supplies of Ch$ 17,269 million and electric materials of Ch$ 7,568 million.

     Non-current assets or groups of assets for disposal classified as held for sale of Ch$ 4,794 million, corresponds to the 20% participation that Endesa Chile has in GNL Quintero given that the Company signed a contract on June 9 with Enagas Chile S.p.A to sell the aforementioned participation.

     Non-current assets of Ch$ 4,516,775 million which are broken down as follows:

•         Other non-current financial assets of Ch$27,071million, represented by investments available for sale of Ch$ 3,002 million and derivative hedging instruments of Ch$ 23,241 million. (See detail in Note N°7 of Financial Statements)

• 10 •

•         Property, plant and equipment of Ch $ 3,465,261 million, corresponding to Building and Works in Progress of Ch $ 669,342 million, Land of Ch $ 66,770 million, Buildings of Ch$  13,297 million, plant and equipment of Ch $ 2,677,201 million, Fixed installations and accessories of Ch $ 18,576 million and other fixed assets by Ch $ 20,075 million. (See detail in Note 15 of the Financial Statements).

•         Commercial accounts receivable and other non-current accounts receivable of Ch$ 18,158 million, corresponding mainly to public lightning Debtors of Ch$ 17,983 million that our subsidiary Chilectra has to charge to different municipalities.

   Goodwill of Ch$ 887,257 for acquisitions of subsidiaries Endesa Chile, Chilectra Chile and investments of Gas Atacama Holding Ltd. For additional detail see Note 13 of our Financial Statements.

   Intangible assets other than goodwill of Ch$ 41,249 million represented by easements and water rights of Ch$ 14,602 million, software of Ch$ 15,333 and other identifiable intangible assets of Ch$ 11,314 million.

Total liabilities including those for distribution to owners in addition to the total assets of the Company, amounted to Ch $ 5,329,043 million. The breakdown is as follows

Liabilities (million Ch$)	Jun-16

Current Liabilities	723,587
Non Current Liabilities	1,320,962
Total Shareholders' Equity	3,284,494
Attributable to shareholders of the company	2,636,673
Attributable to minority interest	647,821

Total Liabilities and Shareholders' equity	5,329,043

➢  Total current liabilities reached Ch$ 723,587. Below we present the main breakdown:

      Commercial and other accounts payable of Ch$ 500,498 million, comprised of accounts payable to suppliers for the purchase of energy of $218,460 million, suppliers for the purchase of fuel and gas of Ch$ 44,205 million, accounts payable for goods and services of Ch$ 190,439 million and others of Ch$ 45,317 million, which include fiscal debt IVA of Ch$ 12.162 million and accounts payable to personnel of Ch$20.844 million (see detail on Note N° 21 of Financial statements)

      Accounts payable to related entities of Ch$ 174,164 million, mainly for accounts payable from Endesa Chile to Enersis Américas for structured loans of Ch$ 132,274 million and gas purchases from Endesa Chile to GNL Chile of Ch$ 11,193 million (see detail on Note N° 9 of Financial statements)

• 11 •

      Other current provisions of Ch$ 8,824 million, for legal claims of Ch$ 2,961 million and other provisions of Ch$ 5,863 million (see detail on Note N° 22 of Financial statements)

      Other financial current liabilities of Ch$ 24,015 million, represented by interest bearing loans of Ch$ 17,836 million and derivative hedging and non-hedging instruments of Ch$ 6,179 million (see detail on Note N° 18 of Financial statements)

      Other non-financial current liabilities of Ch$ 11,274 related mainly to joints projects and connections to real estate clients in Chilectra Chile.

     Non-current liabilities reached Ch$ 1,320,963 million, and are accounted for in the following sections:

   Other financial non-current liabilities of Ch$ 988,638 million, broken down as interest-bearing loans of Ch$ 924,303 million, derivatives from hedging of Ch$ 58,055 million and unhedged derivatives of Ch$ 6,279 million (see detail on Note N° 18 of Financial statements).

   Liabilities for deferred taxes of Ch$ 215,545 million, largely represented by the depreciation of fixed assets of Ch$ 214,467 million and others of Ch$ 1,078 million (see detail on Note N° 17 of Financial statements).

   Other non-current provisions of Ch$ 61,061 million, representing legal claims of Ch$ 4,622 million and Ch$ 56,439 million for disassembly.

   Post-employment obligations of Ch $ 53,162 million correspond to benefits to workers for compensation for years of service and other obligations mainly in Chilectra SA Ch$ 26,880 million, Endesa Chile for Ch$ 13,835 million and Enersis Chile of Ch$ 10,730 million.

     Total equity as of June 30, 2016 is Ch$ 3,284,494 million.

   Equity attributable to controlling shareholders was Ch$ 2,636,673 million, broken down as follows: capital of Ch$ 2,229,109 million, accumulated profits of Ch$ 1,461,424 million including Ch$ 110,045 million profits as of June 2016, offset by decreased other reserves of Ch$ 1,053,861 million as a result of the process of the division of the companies. The breakdown of these reserves is as follows: reserves in cash flow hedges of Ch$ 85,510 million and other reserves of Ch$ 978,899 million. The above is offset by higher monetary conversion effects of Ch$ 10,548 million

   Equity attributable to the non-controlling shareholders was Ch$ 647,820 million, including the results attributable to non-controlling shareholders for the period of June 2016 of Ch$ 51,999 million.

The evolution of the main financial indicators is as follows:

• 12 •

Indicator		Unit	Jun-16

Liquidity	Current liquidity	Times	1.12
	Acid ratio test (1)	Times	1.06
	Working Capítal	MMCh$	88,680
Leverage	Leverage	Times	0.62
	Short Term Debt	%	35.4%
	Long Term Debt	%	64.6%
	Financial Expenses Coverage (2)	Times	54.01
Profitability	Operating Income/Operating Revenues	%	21.1%
	ROE (annualized)%		8.3%
	ROA (annualized)%		6.1%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The current liquidity index as of June, 2016 was 1.12 times. The company has an excellent liquidity position.

The debt ratio is 0.62 times as of June 30, 2016.

The Financial Expenses hedging has an indicator of 54.01 times mainly due to the positive financial results accounted for exchange rate differences.

The profitability index measured in terms of operating results in relation to operating income represents 21.1%.

On the other hand, the controlling shareholders return on equity was 8.3%, considering that the results are consolidated for four months as of June 2016.

The return on assets reached 6.1%, and is related to the Company’s consolidated profit for four months.

PRINCIPAL CASH FLOWS

During the aforesaid period, the Company generated a positive net cash flow of Ch$ 25,341 million, consisting of the following:

• 13 •

Cash Flow (million Ch$)	Jun-16

From Operating Activities	85,645
From Investing Activities	(1,875)
From Financing Activities	(58,429)

Net Cash Flow	25,341

* Includes continuing and discontinued operations

As of June 30, 2016, operations generated a positive net cash flow of Ch$ 85,645 million. This cash flow is mainly composed of payments from sales and other revenue of Ch$ 1,127,281 296,278 million, offset by payments to suppliers of Ch$ 748,056 million, payments to employees of Ch$ 56,692 million, income tax payments of Ch$ 46,917 million and other operational payments of Ch$ 172,712 which includes tax payment to Peru as a result of the division process of Ch$ 132,419 and other payments of Ch$ 17,259 million.

Investments generated a Ch$1,875 million negative net cash flow, primarily consisting of disbursements due to the sale of equity and debt instruments of other entities of Ch$ 1,719 million. Received interest reached Ch$ 2,278 million and dividends received from associated companies was Ch$ 5,089 million and other cash income was Ch$ 35 million, offset by disbursements for property, plants and equipment of Ch$ 5,131 million, capital contributions to HidroAysén of Ch$ 1,887 million and payments of derivatives of futures contracts and swaps of Ch$ 3,624 million and loans to related entities of Ch$ 354 million.

Financing activities resulted in a negative net flow of Ch$ 58,429 million, accounted for by long-term borrowing of Ch$ 136,870 million, offset by payment of dividends of Ch$ 140,024 million, interest payment of Ch$15,731, loan payment o related companies by Endesa Chile to Enersis Américas of Ch$ 33,097 million and other cash outgoings of Ch$ 6,447 million.

Below we present the disbursements of the incorporation of properties, plants and equipment and their depreciation for the period ended June 30, 2016.

• 14 •

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment	Depreciation
	Jun-16	Jun-16

Endesa Chile	4,527	44,349
Chilectra S.A.	604	9,996
Inmobiliaria Manso de Velasco Ltda.(1)	-	-
Servicios Informaticos e Inmobiliarios Ltda(ex ICT)	-	-
Holding Enersis y sociedades de inversión	-	(482)

Total	5,131	53,863

(*) Includes intangible assets concessions

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF THE ENERSIS CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

.

The Group’s operations are also subject to wide-ranging environmental regulations that Enersis Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enersis Chile and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enersis Chile cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not lead to delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

• 15 •

The Group’s commercial operations have been planned in such a manner so as to mitigate eventual impacts stemming from changes in hydrological conditions.

The operations of Enersis Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located in Chile. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enersis Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk management policy.

The companies of the Enersis Chile Group are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

o   Comply with good corporate governance standards.

o   Strictly comply with all of the Group’s regulatory systems.

o   Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

-       For each market in which they operate business and corporate areas establish their risk adversity within the defined strategy.

-       All corporate areas and business operations are carried out within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to guarantee that transactions in the markets are carried out pursuant to the policies, standards and procedures of Enersis Chile.

21.1. Interest rate risk.

• 16 •

Interest rate variations modify the fair value of interest-bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

.

In compliance with the Company’s hedging policy, the percentage of fixed and/or hedged debt over the total net debt was 79% as of June 30, 2016.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks. The instruments currently used to comply with this policy are interest rate swaps of variable rates to fixed rates.

- Income of the Group’s companies that are directly involved in the development of currencies different from the currencies their flows are denominated in.

21.2 Foreign exchange rate risk.

Foreign exchange rate risks are primarily inherent to the following transactions:

      Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

      Payments to be made for material purchases associated to projects and payment of corporate insurance policy premiums in currencies other than those in which their cash flows are indexed.

      Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enersis Chile Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

21.3 Commodity Risk

The Enersis Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

-              Fuel purchases for the process of electricity generation.

-              Purchase and sale of energy carried out in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

• 17 •

In consideration of the operative conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its income. As of June 30, 2016 there were swap operations in place for 576 million barrels of Brent oil to be settled between July and November 2016, of Henry Hub gas for 4.2 million MMBTU to be settled between July and October 2016 and 255 thousand tons of API2 coal to be settled between July and December 2016. As of 31 December 2015, there were swap operations in place for 133 thousand barrels of Brent oil.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

21.4 Liquidity risk.

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 19, 21 and Annex 4.

As of June 30, 2016 the liquidity of Enersis Chile Group was M$161,018,932 in cash and cash equivalents and M$ 277,668,000 in committed long-term lines of credit.

21.5 Credit risk

The Enersis Chile Group continually monitors in depth all credit risk.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial Assets:

Cash surpluses are invested in top domestic and foreign financial institutions (as much as possible with a risk classification of investment grade or equivalent) with pre-established limits per entity.

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Placements may be guaranteed by Chilean treasury bonds and/or bank effects issued by top-quality banks, preferring the latter since they offer better returns (always within the framework of our current placement policies).

Derivatives are contracted with highly solvent entities, either national or foreign, so that all operations are contracted with investment grade institutions.

21.6. Measuring the risk.

The Enersis Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within the period of three months and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to M$ 173,651,925.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other risks.

As of June 30, 2016, Enersis Chile, at individual level, had no debt obligations and therefore it was not affected by any financial covenant or defaults. However, as usually is the case in bank loans and in capital market operations, a portion of the financial debt of Endesa Chile is subject to cross-default provisions. If some of these defaults are nor remedied, they might lead to cross-default and finally certain liabilities of Endesa Chile might be called upon.

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The lack of payment - after any period of grace applicable – of debts of Endesa Chile, whose individual net capital should exceed the equivalent of US$ 50 million and which amount in arrears also should exceed the equivalent of US$ 50 million, could lead to the prepayment of international credit lines, of which one entered into in February 2016 is currently paid up. Furthermore, these lines contain provisions according to which certain events other tan non-payment, in Endesa Chile, such as bankruptcy, insolvency, negative enforceable court sentences of more than US $ 100 million, and the expropriation of assets, amongst others, could cause the declaration of an anticipated credit payment.

On the other hand, the non-payment -after any period of grace applicable to any Endesa Chile debt, or of any of its Chilean subsidiaries, with a capital amount exceeding US$ 30 million, or its equivalent in other currencies, could give rise to the anticipated obligatory payment of Yankee bonds. For the specific case of Endesa Chile’s Yankee bonds, issued in April 2014, and due in 2024, the threshold is $50 million or its equivalent in other currencies

Finally, in the case of local bonds and the Endesa Chile line of credit, the anticipated payment of these debts, is triggered only by the failure to comply with the issuer or debtor, i.e. of Endesa Chile, not referring to its subsidiaries. In the case of local bonds, the cross default clause can be triggered in cases where the amount in arrears exceeds $ 50 million in individual debt, or its equivalent in other currencies.

In the case of the local line, the cross default clause is triggered if the amount in arrears in debt exceeds $50 million, or its equivalent in other currencies and also when additional conditions are met, for example the expiry of periods of grace. This line have not been disbursed. There are no clauses in the credit agreements according to which changes in the corporate classification or in debt classification of Endesa Chile by classification agencies would lead to the obligation of making debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant and equipment are valued at their purchase cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Properties, plant and equipment, net of their residual value, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. These life estimates are reviewed periodically.

Goodwill (less value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but rather, it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, at the closing of each fiscal year, and if applicable, and its value is restated accordingly. For additional information see Note 3.e of the Financial Statements.

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Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine the amount of such impairment. If these assets do not generate independent cash flows, we then estimate the recoverability of the Cash Generating Unit to which such asset belongs, considering the smallest identifiable group of assets that generates independent cash inflows.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued according to International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Chile S.A.

By: /s/ Luca D'Agnese
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Title: Chief Executive Officer

Date: July 28, 2016